

January 12, 2010

via U.S. mail

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

> **Re:** **Andatee China Marine Fuel Services Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 28, 2009**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 4, 2010**
> **File No. 333-161577**

Dear Mr. An:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you indicate on the cover page that you are a "smaller reporting company." However, it does not appear that you qualify as a smaller reporting company under Exchange Act Rule 12b-2. Please advise. In the alternative, please revise your disclosure on the cover page and throughout your filing to provide the disclosure required by Form S-1 for companies that are not smaller reporting companies.

2. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. In particular, we note omitted information in the Underwriting section regarding the number of shares purchasable in connection with the over-allotment option and the number of shares underlying the warrants to be issued to the

underwriters.

3.   Please revise your filing to provide the disclosure required by Item 402 of
        Regulation S-K for your fiscal year ended December 31, 2009.

Prospectus Summary, page 1

Corporate History and Organizational Structure, page 3

4.   We note your response to our prior comment 2. Please disclose the consideration,
        if any, that the minority shareholders will be required to pay to exercise the right
        granted in Amendment No. 1 to the Authorization Agreement to acquire equity
        interests in Oriental.

Security Ownership of Certain Beneficial Owners and Management, page 75

5.   We note that you disclose the beneficial ownership of your common stock as of
        August 1, 2009. Please provide updated disclosure in your next amendment.
        Such disclosure should be provided as of the most recent practicable date. See
        Item 403 of Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with a marked copy of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

        Please contact Douglas Brown at (202) 551-3265, or in his absence, Laura
Nicholson at (202) 551-3584 with any questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: via facsimile

        F. Alec Orudjev
        (866) 742-4203